Exhibit 99.1

HUYA Inc. Announces Ex-dividend Date for Recently Announced Cash Dividend

GUANGZHOU, China, March 20, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that the New York Stock Exchange (“NYSE”) has set July 1, 2025 as the ex-dividend date for the Company’s cash dividend to be paid in 2025 that was announced on March 18, 2025 as part of the Company’s 2025-2027 Dividend Plan. As the cash dividend of US$1.47 per ordinary share, or US$1.47 per American depositary share (“ADS”), exceeds 25% of the Company’s ADS price on the announcement date, the NYSE has determined that the ex-dividend date will be July 1, 2025, the first business day following the expected dividend payment date of June 30, 2025.

Accordingly, the NYSE will apply the “due bill” procedures, under which trades of the Company’s ADSs entered into before July 1, 2025 and settled on or after the record date of June 17, 2025 (the “due bill period”) will include a due bill for the cash dividend. This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the cash dividend. Conversely, sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the cash dividend. Investors are also reminded that if they enter into trades to purchase ADSs on or after July 1, 2025, they will not be entitled to the cash dividend announced on March 18, 2025.

Due bills obligate a seller of securities to deliver the dividend payable on such securities to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. Huya has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Huya’s ADSs should consult their brokers before trading to ensure they understand the effect of the NYSE’s due-bill procedures.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com